UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April 20,
2012
of Management Investment Companies           Estimate average burden
hours
                                               per response . . . . .
2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ------------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03364	                                  June 30, 2010

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA     	      MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

MAXIM SERIES FUND, INC.- Index Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

8515 E. Orchard Road
Greenwood Village, CO 80111








June 30, 2010

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated June 30, 2010, on our examination of the investment portfolio of the following portfolios of the Maxim Series Fund, Inc. as of the close of business on February 26, 2010:
Maxim Stock Index Portfolio
Maxim Index 600 Portfolio
Maxim S&P 500 Index Portfolio


Very truly yours,




Michele M. Hansen
Partner





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Maxim Series Fund, Inc.:
We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Maxim Stock Index, Maxim
Index 600, and Maxim S&P 500 Index Portfolios (each a ?Portfolio, collectively the "Portfolios") of the Maxim Series Fund, Inc. (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of February
26, 2010. Management is responsible for each Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining, on a test basis, evidence about each Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 26, 2010, and with respect to agreement of security purchases and sales, for the period from December 31, 2009 (the date of our last examination) through February 26, 2010:
1.	Confirmation of all securities held by the Depository Trust
Company in book entry form;
2.	Reconciliation of all such securities to the books and records of each Portfolio and the Bank of New York (the "Custodian");
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and
4.	Agreement of three security purchases and three security sales or maturities since our last report from the books and records of each of the Portfolios to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.
In our opinion, management?s assertion that each of the Portfolios of the Maxim Series Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 26, 2010 with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Maxim Series Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


June 30, 2010
MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of Maxim Stock Index Portfolio, Maxim Index 600 Portfolio, and Maxim S&P 500 Index Portfolio (the "Portfolios") of the Maxim Series Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 26, 2010 and from December 31, 2009 (the date of our last examination) through February 26, 2010.
Based on this evaluation, we assert that each of the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 26, 2010, and from December 31, 2009 (the date of our last examination) through February 26, 2010, with respect to securities reflected in the investment accounts of the Fund.
Maxim Series Fund, Inc.
By:


______________________________
Mitchell Graye
President


______________________________
Mary Maiers
Treasurer
June 30, 2010